Exhibit 22.1

Subsidiary Issuer of Guaranteed Debt Securities

The following subsidiary of Otis Worldwide Corporation may issue debt securities guaranteed by Otis Worldwide Corporation under an indenture, a form of which is attached hereto as Exhibit 4.2, among Highland Holdings S.à r.l., as issuer, Otis Worldwide Corporation, as guarantor and The Bank of New York Mellon Trust Company, N.A., as trustee:

Highland Holdings S.à r.l.